Exhibit 99.2

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NEW YORK 10103

                                            August 13, 2008

Credit Suisse
11 Madison Avenue
New York, New York 10010
Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of pricing supplement no. J3 dated August 8, 2008 relating to Average Entry Buffered Return Enhanced Notes Linked to the S&P 500® Index due September 29, 2009 (the “Pricing Supplement”) to the index supplement dated July 15, 2008 relating to Medium-Term Notes (the “Index Supplement”), the product supplement dated July 15, 2008 relating to Return Enhanced Notes (REN) and Buffered Return Enhanced Notes (BREN) and Dual-Directional Buffered Return Enhanced Notes (DD-BREN) Linked to the Value of a Basket of One or More Indices (the “Product Supplement”), prospectus supplement dated March 24, 2008 (the “Prospectus Supplement”) for the Company’s Medium-Term Notes and prospectus dated March 29, 2007 (the “Prospectus”) contained in the Company’s Registration Statement (No. 333-132936-14) (the “Registration Statement”).  This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the heading “Certain U.S. Federal Income Tax Consequences” in the Product Supplement and in the Pricing Supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading “Certain U.S. Federal Income Tax Consequences” in the Product Supplement and in the Pricing Supplement.  By such consent we do not concede that we are in “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP